UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Imperial Oil Limited
(Exact name of the registrant as specified in its charter)

CANADA	0-12014	98-0017682
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

505 QUARRY PARK BOULEVARD S.E., CALGARY, AB, CANADA, T2C 5N1
(Address of principal executive offices) (Postal Code)

Daniel E. Lyons (587) 476-3941
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 thereunder (collectively, the "conflict mineral rules") require certain disclosures concerning supply sources for conflict minerals –consisting of gold, tin, tungsten, or tantalum – that may be necessary to the manufacture or functionality of a company’s products. Terms and phrases used but not defined in this disclosure have the meanings given under the conflict mineral rules.

No conflict mineral is intentionally added to, or serves as a functional component of, products sold by Imperial. However, the manufacturing process for certain of Imperial’s refined petroleum and petrochemical products utilizes catalysts which include tin, tungsten, or gold compounds as active ingredients. Depending on the type of catalysis process used, trace amounts of such minerals may exist in some of our finished products.

We understand the staff of the U.S. Securities and Exchange Commission ("SEC") has previously issued oral guidance that conflict mineral compounds are not subject to reporting under the conflict mineral rules. However, in the absence of affirmative written SEC guidance on this point Imperial has conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals described above for 2025. Such inquiry is reasonably designed to determine whether any of these minerals originated in the Democratic Republic of the Congo or an adjoining country (the "covered countries"), or are from recycled or scrap sources.

The tin, tungsten, or gold catalysts used by Imperial in 2025 were purchased from third party suppliers. Imperial’s country of origin inquiry includes obtaining from each of these suppliers for catalysts containing tin, tungsten, or gold compounds an annual written declaration in the form of the Conflict Minerals Reporting Template promulgated by the Responsible Minerals Initiative ("RMI") or similar conflict mineral statement. Our contracts with each of these catalyst suppliers also require the suppliers to have and maintain procedures reasonably designed to ensure that all conflict minerals necessary to the functionality of products manufactured by the supplier or contracted by the supplier to be manufactured that are sold to Imperial will be conflict free.

With respect to products we manufactured or contracted to manufacture in 2025, we have obtained completed declarations from each of our two third-party suppliers of catalysts containing tin, tungsten, or gold compounds.

One out of two suppliers certified that the tin, tungsten, or gold used in their catalysts did not originate in the covered countries. Based on this inquiry, we conclude that, with respect to catalysts containing tin, tungsten, or gold compounds from this supplier which were used in the manufacture of products by Imperial in 2025, such minerals did not originate in the covered countries.

The one remaining supplier indicated in its declaration that some of the smelters in their respective supply chains source tin, tungsten and/or gold from the covered countries (the "covered country declarations"). This supplier's covered country declarations were provided on a company basis rather than a product basis so it is not known with certainty that minerals from the covered countries were actually used to produce catalysts sold to Imperial. Covered country declarations represented that any covered country smelters or refiners used in the supplier’s supply chain in 2025 were "conformant" within the meaning of the RMI standards. Under RMI definitions, "conformant" means smelters and refiners that have successfully completed an assessment against the applicable Responsible Minerals Assurance Process ("RMAP") or an equivalent cross-recognized assessment. RMAP includes Supply Chain Transparency Audit Protocols for tin, tungsten, or gold, as applicable, under which a "conformant" smelter must have completed a RMAP conformance audit conducted by an independent third-party auditor.

Based on the representations made in the covered country declarations regarding the supply chains upstream of Imperial’s direct catalyst suppliers, together with information provided in further discussions with certain of these suppliers and information available on the RMI website, we do not believe further diligence regarding these supply chains is necessary on Imperial’s part.

This Conflict Minerals Disclosure and accompanying Conflict Minerals Report are available on Imperial’s website at: https://www.imperialoil.ca/-/media/Imperial/Files/2025-SEC/SD-Conflict-Minerals-report.pdf

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Imperial Oil Limited

/s/ Daniel E. Lyons	May 14, 2026
By Daniel E. Lyons	(Date)
Senior vice-president, finance and administration, and controller (Chief financial officer)

4